SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------

                             Washington, D. C. 20549
                             -----------------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) OR (G) OF THE SECURITIES ACT OF 1934

                             SANDY CREEK CORPORATION
                   ------------------------------------------
                 (Name of Small Business Issuer in its charter)

FLORIDA                                             62-1661659
---------------------------------------------       ----------------------------
(State or other jurisdiction of incorporation       (IRS Employer Identification
of organization)                                    No.)


6227 Highway 393
Crestview, Florida                                  32539
---------------------------------------             ---------------
(Address of principal executive offices             (Zip Code)

Issuer's Telephone Number                           (850) 683-0602

Issuer's Fax Number                                 (850) 683-9969


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered

                 NONE                                   NONE

SECURITIES TO BE REGISTERED PURSUANT OT SECTION 12(g) OF THE ACT:

         COMMON STOCK no par value                   20,000,000
             (Title of Class)

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                             SANDY CREEK CORPORATION
                                TABLE OF CONTENTS


Part      Item     Description of Item                               Page
----      ----     -------------------                               ----

Part I    Item 1   Description of Business                           3-4
          Item 2   Management's Discussion and Analysis
                   and results of Operations                         4
                   Liquidy                                           5
                   Marketing Plans                                   5
                   Vertical Integration                              5
                   Operations                                        6
                   Regulations                                       6
                   Competition                                       6
                   Economic Risks                                    6
                   Employees                                         6
                   Research and development                          7
                   Patents and trademarks                            7
                   Reports to security holders                       7
                   Impact of Y2K on Company                          7
          Item 3   Description of Property                           7
          Item 4   Security Ownership of Certain Beneficial Owners
                   and Management                                    8
          Item 5   Directors, Executive Officers, Promoters and
                   Control Persons                                   8
                           Directors and Executive Officers          8-9
          Item 6   Executive Compensation                            9
          Item 7   Certain Relationships and Related Transactions    9
          Item 8   Description of Securities                         9
                           Common Stock                              9
                           Preferred Stock                           9
          Item 9   Transfer Agent                                    10
Part II   Item 1   Market Price of and Dividends on Registrant's     10
                   Common Equity and Related Shareholder matters     10
                           Market Information
                           Holders
                           Dividends
          Item 2   Legal Proceedings                                 10
          Item 3   Changes in and Disagreements with Accountants     10
          Item 4   Recent Sales of Unregistered Securities           10-13
          Item 5   Indemnification of Directors and Officers         13
Part F/S  Item 1   Financial Statements - Annual  December 31, 1997  F-1 - F-6
          Item 2   Financial Statements - Annual December 31, 1998   F-7 - F-17
          Item 3   Interim Financial Statements June 30, 1999        F-18 - F-24
Part III  Item 1   Index to Exhibits                                 14
                   Exhibits 1 - 9

                   Signature Page

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                             SANDY CREEK CORPORATION

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Sandy Creek Corporation's business is the breeding, raising and maintenance of Ostrich and the processing of Ostrich products for sale to domestic and international markets. The Company has been in the Ostrich ranching business for three years and has researched and studied the industry in depth. The Company's primary office is located on an eighty-acre ranch property owned by the company with 1,300 feet of road frontage, is completely landscaped including a double wide mobile home for the President and Chief Executive Officer of the Company, pens for over 1,000 ostrich breeders and a Computerised Incubation and Hatchery Facility.

The Company was incorporated under the laws of the State of Florida on the 15th day of July 1996 as Sandy Creek Ostrich Ranch Inc. Through a filing in the office of the Secretary of State of Florida on November 22, 1996. The Company amended its Articles of Incorporation to increase the authorized capital stock from 100 shares no par value to 5,000,000 shares no par value. On the 12th of October 1998 the Company filed an amendment with the Office of the Secretary of State of the State of Florida to change its corporate name to Sandy Creek Corporation and on the 14th of December 1998 the Company filed in the office of the Secretary of State of the State of Florida an amendment increasing its capital stock from 5,000,000 shares of common stock no par value to 10,000,000 shares of common stock, no par value. On the 23rd of November 1999 the Company filed in the office of the Secretary of State of the State of Florida an amendment increasing its capital stock from 10,000,000 to 20,000,000 shares of common stock no par value.

Major refurbishing done to date includes upgrading the existing structures and the construction of two new feed barns. Other improvements include land clearing, building of pens and the outfitting of a fully Computerised Hatchery and Incubation Facility. Sandy Creek has also purchased a 6000 foot processing plant with a 5 acre feed lot in Esto, North Bonifay, Florida ("Esto") and secured USDA-approved status (P20027) for the plant. The purchase price was $165,000 with a mortgage of $165,000 in addition to 100,000 shares of restricted common stock of Sandy Creek Corporation.

The incubation and hatchery unit is very important to the healthy development of the bird. When an egg is found on the ground care is taken to see that the egg is placed into the incubation unit. Rubber gloves are used to carry the egg to prevent bacteria from the hands being left on the shell. The egg is kept in the incubation unit for a period of 39 days. The ostrich egg is marked giving it a pen number and date and entered into the computer. Computers control the temperature and the humidity in this unit as well as turning the egg every hour to insure that the yoke does not become attached to any spot on the interior of the egg. A counter tells the operator how many times this has been turned and a log is kept on each egg. From the incubator the egg is taken to the hatch unit where the "chick" is hatched. The total value of the incubators and hatchery unit at the ranch would be approximately $90,000. Four of the incubation units were acquired for restricted stock and one unit is owner financed with monthly payments by Sandy Creek.

Ostrich birds are tagged for identification and for collection of fertility rate and other data. Feeding programs are designed to keep birds healthy, and to ensure consistent grow out. At six-eight months old the birds are sorted by size and placed in grow-out pens. They are placed on special rations designed to produce a maximum growth of lean muscle. The market-ready Ostrich is 12 to 14 months of age and will produce from 70-90 pounds of lean red meat. A yearling Ostrich also produces from 12 to 14 square feet of hide. Skins are graded on

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size, thickness and damage (cuts and scars) bactericized and sold. The Company also has an agreement with Texas A & M University for the rendering to food-grade quality of all the fat from its processed birds. The state-of-the-art facilities at the University will produce oils with the purity to be used even as cooking oil.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIA CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1998 AND FOR THE NINE MONTHS ENDING SEPTEMBER 30, 1999.

Development Stage Activities.

The Company has been a development stage enterprise from its inception in July 1996 to September 30, 1999. The Company breeds and raises ostrich birds for the sale of meat, hide, and feathers as well as oil. To date the Company is a development stage company engaged in the build up and build out of the farm located in Crestview, Florida.

The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness or fund its marketing efforts. There can be no assurance that sales of the birds, skins, feathers and oils will be sufficient to operate the business in a profitable manner.

During this developmental period, the Company has been financed in part through services which were converted to shares of common stock, the sale of common stock for cash and the exchange of common stock for product, real estate, birds or other business related items.

Results of operations for the year ended December 31, 1998 as compared to the year ended December 31, 1997.

For the year ending December 31, 1998 the Company had income in the amount of $18,982 as compared to the year ended December 31, 1997 in which the Company had no income.

The Company's General and Administrative costs aggregated approximately $785,498 for the year ended December 31, 1998 as compared to $45,556 for the period from inception on July 15, 1996 to December 31, 1997 representing an increase of $739,942.

Results of operations for the six months ended June 30, 1999 as compared to the six months ended June 30, 1998.

For the six months ended June 30, 1998 the Company had no income. For the six months ended June 30, 1999 the Company had an income of $53,608.

The Company's general and administrative costs aggregated approximately $790,682 for the six months ended June 30, 1999 as compared to $59,632 for the six months ended June 30, 1998 representing an increase of $731,050.

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Liquidity and Capital Resources.

The Company's cash balance at December 31, 1998 and June 30, 1999 was $4,145 and $-0- respectively. For the year ended December 31, 1998 the Company continued to be funded in part by the sale of shares of common stock aggregating $682,279 which is broken down as follows: Common stock issued for cash $213,750; common stock issued for services $315,125; common stock issued for inventory and breeding flock $127,188; and common stock issued for other property and equipment $26,216. For the six months ended June 30, 1999 the Company continued to be funded in part by the sale of shares of common stock aggregating $764,622.

Management believes it will be required to raise additional funds in the year 2000 and will do so in private placement, the exchange of shares for goods and services or other methods which meet all regulatory requirements for disclosure and filing.

The Company's future liquidity requirements will be dependent upon factors which include the cost of operations, volume of sales and prices derived from sales of products, the expansion of marketing activities and any unforeseen happenings which might have an impact on breeding, raising and selling a live product. There can be no assurance that financing, if required, will be available on terms that are satisfactory to management.


MARKETING PLANS

It is the market for Ostrich meat that dictates profitability for a producer. The Company has identified four target markets for its Ostrich meat:

1.  Restaurants and Restaurant Chains
2.  Supermarkets and Grocery Chains
3.  The individual consumer
4.  The export market

VERTICAL INTEGRATION

The Company had a breeding population of 650 Ostrich birds at the end of June 30, 1999 which increased to 750 Ostrich birds at the end of October 1999.. The October total of these birds might be expected annually to produce approximately 13,000 chicks, which will be raised for market. A population of 13,000 market-ready birds (the outgrowth from chicks) produces sufficient quantities of meat, hide and fat to support major marketing efforts by the Company.

The earlier processing plant in Ocala, Florida was under a lease agreement and the premises were vacated on August 10, 1999. The termination of the lease did not call for any damages or extra payments. The processing plant in Ocala was heavily damaged by fire subsequent to the lease being terminated. Production at the Ocala plant was limited to 16,000lbs. per month. The processing capacity at the Esto plant will accommodate the volume of market-ready birds. The Esto plant employs four and has equipment for weighing, skinning, cryo-vac packaging and a vacuum sealer. At the present time the plant operates only two days each week processing 15 birds a day. This yields 70-80 pounds of meat at an average income of $4.00-$9.00 per pound the hides generate $85 per bird. The goal of production, is to process about 400 Ostrich birds per month per shift. Double shifting will produce about 160,000 pounds of meat. By managing its own processing facilities the Company realizes cost benefits in two ways. First, costs to process each bird are operational costs only there are no charges to an outside plant owner; and second, as USDA approved facilities, (USDA#P 20027) the plant will be attractive to other Ostrich producers who wish to have birds processed for meat thereby providing an additional revenue stream for the Company.

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OPERATIONS

There are many variables involved in developing and commercializing an ostrich breeding operation. The Company cannot project with certainty the outcome of its operations. There are no assurances that the Company will operate profitably.

REGULATIONS

The Company is subject to many laws and regulations both in the United States and internationally as its market expands. The meat products are subject to the laws of the USDA and are under regular review. The Company must also comply with Federal, State and Local Laws including the Environmental Protection Act. The Company does not produce or utilize any toxic, hazardous or harmful substance that could injure the health of the individual or the environment. The Company does not anticipate any difficulty in the future in complying with all applicable Laws and Regulations in the performance of its operations. The Company cannot predict the impact of possible changes in response to future legislation, rules or governmental requirements including the Food and Drug Administration regulations which may affect the ability of the Company, as well as others in the industry, to develop and market products. However, the Company does not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

COMPETITION

The food industry in which the Company will engage is extremely competitive. Shelf space in supermarkets is at a premium and the Company's meat products compete not only with other Ostrich producers but also with other specialty meat products for space. There can be no assurance that the Company can develop superior or more cost-effective products than its competitors, or that it can successfully market its product.

ECONOMIC RISKS

Local, national and international economic conditions may have a substantial adverse effect on the efforts of the Company. A downturn in the United States economy could reduce the amount of disposable cash that individuals are willing to pay for specialty foods or the amount of times they eat in restaurants. Ostrich meat is perceived today as "heart healthy" however studies have not had the length of time or the market base to compare to beef, pork or poultry products. Any adverse finding in the health area could have an adverse effect on the Company. As of the present moment, the interest in food that is "heart healthy" is considered an advantage by the Company.

EMPLOYEES

At the present time the Company, at the farm employs a total of 2 management personnel, 2 administrative and 5 farm employees. There are four employees at the plant in Esto.

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RESEARCH AND DEVELOPMENT

During the first three years of operation, the total cost of research and development was $0.00.

PATENTS AND TRADEMARKS

The Company does not own any Patents or Trademarks and does not have any intention at the present time to file any Patent or Trademark applications.

REPORTS TO SECURITY HOLDERS

Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. However, once the Company becomes a reporting company, it will deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and as required by the rules or regulations of any exchange upon which the Company shares may be traded.

Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission (the "Commission"). Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, then the Company will file registration statements for those shares.

IMPACT OF Y2K ON COMPANY

The Year 2000 issue arising out of computer programs is not expected to affect the Company, its Ostrich Community or its plans for sales. The Company intends to timely update its accounting and other systems which are determined to be affected by Year 2000 by purchasing Year 2000 compliant software and hardware available from retail vendors at reasonable cost. The Company has not yet contacted any of its vendors to determine their status as to the Y2K compliance.


ITEM 3. DESCRIPTION OF PROPERTY

The Ranch
---------
The Company owns 80 acres of real estate including a double wide mobile home utilized as a residence by the President Leslie M. Lerner, farm buildings, office facilities, ostrich pens and all personal property, tangible and intangible utilized in or associated with the Ostrich Ranch located at 6227 Highway 393, Crestview, Florida. The ownership is on file with the Public Records of Okaloosa County, Florida. The property was purchased for a price of US$150,000 and a mortgage in the amount of US$126,400 is held by First National Bank of Florida. The residence is reflected in the financial statement under property and equipment.

The Company purchased a meat processing plant in Esto, Florida. The property was purchased for a mortgage note in the amount of $165,000 and the sum of 100,000 shares of restricted common stock.

                                       7
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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares by (a) each person known to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, (b) the Directors of the Company and (c) the Directors and Officers as a group.

NAME                                  NUMBER OF SHARES OWNED      PERCENTAGE OF
                                         (COMMON STOCK)           SHARES ISSUED
Leslie M. Lerner                           1,445,000                 21.484%
Judith A. King                               239,000                  3.832%
Nicholas Demoleas and Family                 435,000                  8.750%
All Directors and Officers as a Group      1,909,000                 28.383%

Beneficial owners of more than 5% of the Company's outstanding shares are:
Leslie M. Lerner
6227 Highway 393
Crestview, Florida 32539


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors, Executive Officers, Promoters and Control Persons are listed below:

Name                                  Age            Position
----                                  ---            --------
Leslie M. Lerner                      67             Chairman, President & CEO
Nicholas P. Demoleas                  45             Vice President and Director
Judith A. King                        59             Treasurer and Director

The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholder's meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Mr. Leslie M. Lerner, Chairman, President and CEO. Mr. Lerner brings more than 40 years of business experience in sales and marketing in a variety of fields. His background includes sales training classes in communications for Delta Communications. As the California distributor and President of ABS Communications having 25 sales persons and a total of 40 installation specialists. Direct sales marketing for Technicolor Corporation in their film processing division. He also managed the international distribution of a cordless telephone known as the Escort Cordless Telephone with Mech-Tronics Corporation. Four years ago he began the Sandy Creek Ostrich facility building the breeding farm on a step-by-step managed basis with a belief that the timing was right for a commercial ostrich farm to be run on a professional basis.

Mr. Nicholas P. Demoleas, Vice President and Director. Mr. Demoleas has spent his 24 year career as a biochemist and currently works in that capacity at Columbia Presbyterian Medical Center in New York. He received his Bachelor of Science degree in Biochemistry at Fordham University.

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Mrs. Judith A. King, Treasurer and Director. Mrs. King's 20 year career has provided experience in banking, finance, commerce, management and management training. She received a degree from the American Institute of Banking.


ITEM 6. EXECUTIVE COMPENSATION

A. No officer or director has received a monetary salary. A total of 390,000 shares of common stock (restricted securities) were issued to Mr. Les Lerner and to Mrs. Judith King for services rendered through July 31, 1999 and were valued at $.05 per share. Mr. Lerner was issued an additional 120,000 shares for services through November 1999.

B. There is no annuity, pension or retirements benefit proposed to be paid to officers, directors or employees of the Company in the event of a retirement. There is no existing plan provided for contributed to by the Company or any of its employees.

C. No options have been granted for shares of either common or preferred shares of the Company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Director, Officer, Promoter or Control Person is, or has been in debt to the Company. The $27,704 that was due from related companies has been written of during the first quarter of 1999 (Note 8 in the audited financial of December
1998). While Item 404(b)(4) provides that no disclosure is required, the pertinent facts are that two companies established as joint ventures for the marketing of hides and sale of product were discontinued and the costs of these companies were borne by Sandy Creek. The companies are no longer in operation.


ITEM 8. DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of Common Stock, no par value of which on the 30th of November 1999 6,725,765 shares were issued and outstanding. The Company does not have any Preferred Shares authorized and no preferred shares are issued and outstanding.

Shareholders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed and thus holders of more than 50% of the shares voting for Directors can elect all Directors. The holders of Common Stock have no preference rights to purchase new issues of the securities of the Company.

Dividends may be paid if, and when, declared by the Board of Directors. All shares are non-assessable and fully paid.

Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of the debts. There are no redemption, conversion or pre-emptive rights attached to the Common Stock.

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ITEM 9

Transfer Agent and Registrar
----------------------------
The Transfer and Registrar of the Company is:
Corporate Stock Transfer Attn: Carolyn Bell
3200 Cerry Creek Drive  #430
Denver, Colorado  80209

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is traded over-the-counter on the Bulletin Board by the National Association of Securities Dealers (NASD) under the Symbol - "SCRK".

There are 1,597,365 shares of free trading shares of the Company's Common Stock.

As of November 30, 1999 the High and Low Bids for the securities during the preceding year were $.15 and $.34 respectively. These prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

As of November 30, 1999 there were 204 shareholders of the Company's Common Stock. The Company has not declared or paid any dividends on its stock, and does not anticipate declaring any dividends in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS.

Neither the Company, nor its Directors, nor any Officer is a party to any material legal proceeding or litigation, which would impact the operations of the Company.


ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

16,000 shares of common stock valued at $.625 per share were issued in January 1999 to J. Earl & Marilyn Gamble for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").
3,250 shares of common stock $8.00 per share were issued in January 1999 to Hazel Wilson for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,200 shares of common stock valued at $8.00 per share were issued in January 1999 to Ms. Clarice Pruitt for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
870 shares of common stock valued at $8.00 per share were issued in January 1999 to Ms. Clarice Pruitt for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.

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1,200 shares of common stock valued at $8.00 per share were issued in January
1999 to Walter D. Browning for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
750 shares of common stock valued at $2.00 per share were issued in January 1999 to Walter D. Browning for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
500 shares of common stock valued at $2.00 per share were issued in January 1999 to Richard Vairin for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
750 shares of common stock valued at $8.00 per share were issued in January 1999 to Richard A. Vairin for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $.30 per share were issued in January 1999 to Nicholas Demoleas for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
3,000 shares of common stock valued at $.50 per share were issued in January 1999 to David Ivey for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $.40 were issued in January 1999 as a charitable gift donation to The Theologian Greek Orthodox Church, a religious organization not affiliated with any party at Sandy Creek Ostrich Corporation. 1,500 shares of common stock valued at $.40 per share were issued in February 1999. The issuance was made as a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act for the purchase of a tractor to be used on the farm from Carolyn Masters
10,000 shares of common stock valued at $.44 per share were issued in March 1999 to James & Darlene Eberlee for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Securities Act of 1933, as amended (the "Act").
500 shares of common stock $4.00 per share were issued in March 1999 to Hank Schneider for acquisition of one breeder ostrich bird in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $4.00 per share were issued in March 1999 to Timothy K. Broschat for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
1,500 shares of common stock valued at $4.00 per share were issued in March 1999 to Ed Hill and Jackie Dewie for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,500 shares of common stock valued at $4.00 per share were issued in March 1999 to George & Donna Womack for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
9,000 shares of common stock valued at $4.00 per share were issued in March 1999 to Ronald L. Borton for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
15,500 shares of common stock valued at $4.00 per share were issued in March 1999 to Jim & Audrey Carpenter for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
7,900 shares of common stock valued at $10.33 per share were issued in March 1999 to Raymond Petters for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
1,000 shares of common stock valued at $4.00 per share were issued in March 1999 to James & Darlene Gorman for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.

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17,750 shares of common stock valued at $2.82 per share were issued in March
1999 to Bill English for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
15,000 shares of common stock valued at $1.07 per share were issued in March 1999 to Betty Upchurch (d/b/a Town & Country Farms) for acquisition of ostrich birds and an incubator valued at $4,000 in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
4,000 shares of common stock valued at $4.00 per share were issued in March 1999 to Don LaMonica for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
15,000 shares of common stock valued at $.50 per share were issued in April 1999 to Dr. Mohammed Sadek for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
17,000 shares of common stock valued at $3.65 per share were issued in April 1999 to GraJaDa Farms for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
6,000 shares of common stock valued at $2.00 per share were issued in April 1999 to Howard Bolton (d/b/a Bolton Farms) for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
3,500 shares of common stock valued at $4.00 per share were issued in May 1999 to M. Martin for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
4,500 shares of common stock valued at $4.00 per share were issued in May 1999 to Jeff Arnold for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,500 shares of common stock valued at $1.00 per share were issued in May 1999 to Bill & Linda Stanford for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
5,000 shares of common stock valued at $.43 per share were issued in June 1999 to George Johnson for services in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
9,000 shares of common stock valued at $4.00 per share were issued in June 1999 to Rex Shumate for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,250 shares of common stock valued at $1.00 per share were issued in June 1999 to William Tucker for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
2,500 shares of common stock valued at $1.00 per share were issued in June 1999 to Joe Baker for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
1,000 shares of common stock valued at $4.00 per share were issued in June 1999 to Clinton Bass for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
10,000 shares of common stock valued at $.75 were issued in June 1999 as a charitable gift donation to Sports Embassy Foundation, Inc. a 501c3 charitable foundation not affiliated with any party at Sandy Creek Ostrich Corporation. 29,500 shares of common stock valued at $4.00 per share were issued in June 1999 to Wayne & Barbara Hodsden for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.

4,250 shares of common stock valued at $2.94 per share were issued in June 1999 to Willard Huffman for acquisition of ostrich birds in a non-public offering in reliance on Rule D Regulation 504 Section 4(2) of the Act.
390,000 shares of common stock valued at $.05 per share were issue to Les Lerner and Judith King in lieu of salary for services year to date in July 1999 in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.
120,000 shares of common stock valued at $.05 per share were issue to Les Lerner in lieu of salary for services and bonus in November 1999 in a non-public offering in reliance with Rule D Regulation 504 Section 4(2) of the Act.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has provided in its by-laws under Article Eleven that it "may indemnify any Director, Officer, agent or employee as to liabilities as provided in Section 607.0850 of the Business Corporation Act of the State of Florida. The Directors as far as permissible under Florida Statutes are without personal liability for actions taken on behalf of the Corporation which are consistent with the purposes of the Corporation and the laws of the State of Florida and the United States of America.

The by-laws provide further that the Corporation shall have the power to purchase and maintain insurance on behalf of any person who is a director, officer, employee or agent against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such whether or not the corporation would have the power to indemnify the person against such liability under provisions of the law. The Company has not purchased such insurance as of this date.



PART F/S

The Independent Auditor's Report and the Financial Statements for the period July 16, 1996 (date of inception) to December 31, 1998 are included.

Independent Auditors Report                                          F-8

Financial Statements
         Balance Sheet - Assets                                      F-9
         Balance Sheet - Liabilities and Stockholders Equity         F-10

         Income Statements                                           F-11

         Statement of Changes in Stockholders' Equity                F-12

         Statement of Cash Flows                                     F-13

Notes to Financial Statements                                        F-14

                         SANDY CREEK OSTRICH RANCH, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1997




                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----

ACCOUNTANT'S REPORT                                                      F-2

BALANCE SHEET                                                            F-3

STATEMENT OF OPERATIONS                                                  F-4

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                             F-5

STATEMENT OF CASH FLOWS                                                  F-6

                               ACCOUNTANT'S REPORT




To the Board of Directors
Sandy Creek Ostrich Ranch, Inc.
Ft. Walton Beach, Florida

We have compiled the accompanying balance sheet of Sandy Creek Ostrich Ranch, Inc. (a corporation) (A Development Stage Company) as of December 31, 1997, and the related statements of operations and changes in stockholders' equity for the year then ended and for the period from inception (July 15, 1996) to December 31, 1997, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusion about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.




CARR, RIGGS & INGRAM, LLP
Certified Public Accountants


Destin, Florida
January 31, 1998

                         SANDY CREEK OSTRICH RANCH, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1997


ASSETS

Current assets
   Cash                                                               $   2,584
   Inventory, at cost                                                    31,318
   Accounts receivable                                                    2,452
   Advances to employees                                                     50
                                                                      ---------

     Total current assets                                                36,404

Property and equipment
   Buildings and ranch improvements                                      97,295
   Furniture and fixtures                                                   260
   Vehicle                                                                1,250
   Machinery and equipment                                                4,900
   Breeding flock                                                       303,779
   Office equipment                                                       1,983
   Land                                                                  74,100
                                                                      ---------

                                                                        483,567
   Accumulated depreciation                                              (3,184)
                                                                      ---------

     Net property and equipment                                         480,383
                                                                      ---------

     TOTAL ASSETS                                                     $ 516,787
                                                                      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable                                                   $  13,367
   Mortgage payable                                                     125,000
   Payroll taxes payable                                                  1,978
   Due to stockholder - J. King                                          19,990
                                                                      ---------

     Total current liabilities                                          160,335

Stockholders' equity
   Common stock, $.25 stated value, 5,000,000
     shares authorized, 250,000 shares issued
     and outstanding                                                     62,500
   Paid-in-capital                                                      349,553
   Deficit accumulated during the development stage                     (55,601)
                                                                      ---------

     Total stockholders' equity                                         356,452
                                                                      ---------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 516,787
                                                                      =========


                             See compilation report.

                         SANDY CREEK OSTRICH RANCH, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                   YEAR ENDED DECEMBER 31, 1997 AND THE PERIOD
             JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1997


--------------------------------------------------------------------------------
                                                                July 15, 1996
                                               Year Ended    (Date of Inception)
                                              December 31,     to December 31,
                                                  1997               1997
--------------------------------------------------------------------------------

COSTS AND EXPENSES
   Advertising                                  $  1,568          $  1,568
   Auto                                            5,184             5,184
   Bank charges                                    2,897             2,937
   Cleaning maintenance                              180               180
   Depreciation                                    3,183             3,183
   Dues and subscriptions                             25                25
   Equipment rental                                   21                42
   Gifts                                             227               227
   Insurance                                         375               375
   Interest expense                                9,997             9,997
   Landscaping                                       328               328
   Legal and accounting                            2,200             4,700
   Marketing                                       2,879             2,879
   Meals and entertainment                           127               127
   Miscellaneous                                     175             1,490
   Office supplies                                 1,776             2,014
   Postage                                         1,113             1,188
   Professional fees                               1,165             1,165
   Rent                                            4,285             4,285
   Taxes and licenses                              1,039             1,039
   Telephone                                       9,217             9,490
   Travel                                          2,926             3,178
                                                --------------------------

     Total costs and expenses                     50,887            55,601
                                                --------------------------

     Net loss                                   $(50,887)         $(55,601)
                                                ==========================


   Net loss per share                           $   (.34)         $   (.44)
                                                ==========================


                             See compilation report.



                           SANDY CREEK OSTRICH RANCH, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                    PERIOD FROM JULY 15, 1996 (DATE OF INCEPTION)
                                TO DECEMBER 31, 1997



--------------------------------------------------------------------------------------
                                                Common Stock      Paid-in  Accumulated
                                              Shares    Amount    Capital    Deficit
--------------------------------------------------------------------------------------


Common stock issued for cash through 1996     52,800   $ 13,200   $   --     $   --

Net loss through 1996                           --         --         --       (4,714)
                                             ----------------------------------------

Balance at December 31, 1996                  52,800     13,200       --       (4,714)

Common stock issued for cash
   through 1997                              197,200     49,300    349,553       --

Net loss through 1997                           --         --         --      (50,887)
                                             ----------------------------------------

   BALANCE AT DECEMBER 31, 1997              250,000   $ 62,500   $349,553   $(55,601)
                                             ========================================





                               See compilation report.

                                         F-5



                                 SANDY CREEK OSTRICH RANCH, INC.
                                  (A DEVELOPMENT STAGE COMPANY)
                                     STATEMENT OF OPERATIONS
                           YEAR ENDED DECEMBER 31, 1997 AND THE PERIOD
                     JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1997


-------------------------------------------------------------------------------------------------------
                                                                                      July 15, 1996
                                                                 Year Ended        (Date of Inception)
                                                             December 31, 1997     to December 31, 1997
-------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                      $ (50,887)             $ (55,601)
   Adjustments to reconcile net income to net cash
     provided (used) by operationg activities:
     Depreciation                                                    3,184                  3,184
     (Increase) decrease in:
       Advances to employees                                           (50)                   (50)
       Inventory                                                   (31,318)               (31,318)
       Accounts receivable                                          (2,452)                (2,452)
     Increase (decrease) in:
       Accounts payable                                             13,367                 13,367
       Payroll taxes payable                                         1,978                  1,978
                                                                 --------------------------------

     NET CASH USED BY OPERATING ACTIVITIES                         (66,178)               (70,892)

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property, plan and equipment                      (352,038)              (358,567)

CASH FLOWS FROM FINANCING ACTIVITIES
   Common stock issued                                             398,853                412,053
   Advances from related parties                                    19,990                 19,990
                                                                 --------------------------------

     NET CASH PROVIDED BY FINANCING ACTIVITIES                     418,843                432,043
                                                                 --------------------------------

NET INCREASE IN CASH                                                   627                  2,584

CASH, BEGINNING OF PERIOD                                            1,957                   --
                                                                 --------------------------------

CASH, END OF PERIOD                                              $   2,584              $   2,584
                                                                 ================================

SUPPLEMENTAL DISCLOSURES
   Property and equipment acquired by borrowing under
     notes payable or capital lease obligations or for stock
     issued                                                      $ 125,000              $ 125,000
                                                                 ================================

   Interest paid                                                 $   9,997              $   9,997
                                                                 ================================


                                     See compilation report.

                                               F-6

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1998




                                TABLE OF CONTENTS

                                                                        PAGE

INDEPENDENT AUDITOR'S REPORT                                            F-8

BALANCE SHEET                                                        F-9 - F-10

STATEMENTS OF OPERATIONS                                                F-11

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                           F-12

STATEMENTS OF CASH FLOWS                                                F-13

NOTES TO FINANCIAL STATEMENTS                                       F-14 - F-17

                            CARR, RIGGS & INGRAM, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 5438                                                     (850) 837-3141
Destin, Florida 32540                                       Fax:  (850) 654-4619


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sandy Creek Corporation
Crestview, Florida

We have audited the accompanying balance sheet of Sandy Creek Corporation (a development stage Company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from July 16, 1996 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sandy Creek Corporation as of December 31, 1998 and the results of its operations and its cash flows for the year then ended and for the period from July 16, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.



CARR RIGGS & INGRAM, LLP
Certified Public Accountants

Destin, Florida
May 24, 1999

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                Decmeber 31, 1998




ASSETS

Current assets
   Cash                                                               $   4,145
   Advances to employees                                                  1,450
   Inventory, at cost                                                    65,723
   Accounts receivable                                                   28,436
                                                                      ---------

     Total current assets                                                99,754

Property and equipment
   Buildings and ranch improvements                                     174,539
   Furniture and fixtures                                                 3,622
   Vehicles                                                              40,590
   Machinery and equipment                                              102,680
   Breeding flock                                                       237,600
   Office equipment                                                       9,242
   Land                                                                  74,100
                                                                      ---------

     Total property and equipment                                       642,373

   Accumulated depreciation                                             (46,842)
                                                                      ---------

   Net property and equipment                                           595,531
                                                                      ---------

     TOTAL ASSETS                                                     $ 695,285
                                                                      =========


                             See accompanying notes.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET (CONTINUED)
                                DECEMBER 31, 1998



LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable                                                 $   102,278
   Payroll taxes payable                                                  1,438
   Due to related parties                                               157,661
   Current portion of long term debt                                     27,248
                                                                    -----------

     Total current liabilities                                          288,625

Long term liabilities
   Long term debt less current portion                                  152,660
                                                                    -----------

     Total liabilities                                                  441,285

Stockholders' equity
   Common stock, no par value, 10,000,000
     shares authorized, 4,962,465 shares
     issued and outstanding                                           1,094,332
   Deficit accumulated during the development stage                    (840,332)
                                                                    -----------

     Total stockholders' equity                                         254,000
                                                                    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $   695,285
                                                                    ===========





                             See accompanying notes.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                   YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD
           FROM JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998


--------------------------------------------------------------------------------
                                                                  July 15, 1996
                                                    Year Ended     (Inception)
                                                   December 31,  to December 31,
                                                       1998           1998
--------------------------------------------------------------------------------

Sales                                               $  18,982      $  18,982
Costs of sales                                         11,030         11,030
                                                    -----------------------

Gross profit                                            7,952          7,952

Selling, general and administrative expenses         (785,498)      (831,102)
                                                    ------------------------

Operating (loss)                                     (777,546)      (823,150)

Other income (expense)
   Interest income                                         10             10
   Interest expense                                   (13,265)       (23,262)
   Gain (loss) on disposal of fixed assets               (600)          (600)
   Other income                                         6,670          6,670
                                                    ------------------------

                                                       (7,185)       (17,182)
                                                    ------------------------

Net loss before income taxes                         (784,731)      (840,332)

Income tax expense (benefit)                             --             --
                                                    ------------------------

Net loss                                            $(784,731)     $(840,332)
                                                    ========================

Net loss per share                                  $    (.30)     $    (.34)
                                                    ========================



                             See accompanying notes.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  PERIOD FROM JULY 15, 1996 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998


--------------------------------------------------------------------------------
                                                 Common Stock        Accumulated
                                               Shares     Amount       Deficit
--------------------------------------------------------------------------------

Common stock issued for cash during 1996       52,800   $   13,200   $     --

Net loss during 1996                             --           --         (4,714)
                                            -----------------------------------

   BALANCE AT DECEMBER 31, 1996                52,800       13,200       (4,714)

Common stock issued for cash
   during 1997                                197,200      398,853         --

Net loss during 1997                             --           --        (50,887)
                                            -----------------------------------

   BALANCE AT DECEMBER 31, 1997               250,000      412,053      (55,601)

Common stock issued for cash
   during 1998                              2,635,665      213,750         --

Common stock issued for services
   during 1998                              1,669,500      315,125         --

Common stock issued for inventory
   and breeding flock during 1998             400,300      127,188         --

Common stock issued for other
   property and equipment during 1998           7,000       26,216         --

Net loss during 1998                             --           --       (784,731)
                                            -----------------------------------

   BALANCE AT DECEMBER 31, 1998             4,962,465   $1,094,332   $ (840,332)
                                            ===================================



                             See accompanying notes.



                                     SANDY CREEK CORPORATION
                                  (A DEVELOPMENT STAGE COMPANY)
                                    STATEMENTS OF CASH FLOWS
                        YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
                     JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998


----------------------------------------------------------------------------------------------------------
                                                                  Year Ended     July 15, 1996 (Inception)
                                                              December 31, 1998    to December 31, 1998
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                      $  (784,731)           $  (840,332)
   Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
     Depreciation                                                     40,529                 43,712
     Stock issued for services                                       315,875                315,875
     Loss on disposal of fixed assets                                   (600)                  (600)
     (Increase) decrease in:
       Advances to employees                                          (1,400)                (1,450)
       Advances to related parties                                   (25,252)               (27,704)
       Inventory                                                        --                  (31,318)
       Accounts receivable                                              (732)                  (732)
     Increase (decrease) in:
       Accounts payable                                               94,728                102,278
       Payroll taxes payable                                            (540)                 1,438
                                                                 ----------------------------------

     NET CASH USED BY OPERATING ACTIVITIES                          (362,123)              (438,833)

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property, plant and equipment                        (84,273)              (567,839)
                                                                 ----------------------------------

     NET CASH USED BY INVESTING
       ACTIVITIES                                                    (84,273)              (567,839)

CASH FLOWS FROM FINANCING ACTIVITIES
   Common stock issued                                               324,586                736,639
   Borrowings of long-term debt                                      126,400                251,400
   Repayments of long-term debt                                     (140,700)              (134,883)
   Advances from related parties                                     137,671                157,661
                                                                 ----------------------------------

     NET CASH PROVIDED BY FINANCING ACTIVITIES                       447,957              1,010,817
                                                                 ----------------------------------

NET INCREASE IN CASH                                                   1,561                  4,145

CASH, BEGINNING OF PERIOD                                              2,584                   --
                                                                 ----------------------------------

CASH, END OF YEAR                                                $     4,145            $     4,145
                                                                 ==================================

SUPPLEMENTAL DISCLOSURES
   Property and equipment acquired by borrowing under notes
     payable or capital lease obligations or for stock issued    $    74,534            $    74,534
   Inventory acquired by stock issuance                          $    34,405            $    34,405
   Interest paid                                                 $    13,265            $    23,262


                                     See accompanying notes.

                                              F-13

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
             JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Sandy Creek Corporation, (the "Company") was formed on July 15, 1996 to engage in the commercial production of ostrich meat and various products derived from the animal's hide and oils. The Company owns and operates an 80-acre ostrich ranch in Crestview, Florida and leases a processing facility in Ocala, Florida.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Inventory

     Inventory is valued at cost determined by the first-in, first-out method. Inventory acquired for Company common stock is valued at management's estimated value of the goods received. Inventory consists of ostrich yearlings that are being held for slaughter, and processed meat held for sale.

     Property and Equipment

     Property and equipment are stated at cost. Additions, renewals and betterments are capitalized whereas expenditures for maintenance and repairs are charged to expense. Depreciation is provided using declining methods over the following estimated useful lives:

                                                                 Years
                                                                 -----

         Buildings and ranch improvements                         39
         Furniture and fixtures                                    7
         Vehicles                                                  5
         Machinery and equipment                                   7
         Breeding flock                                           35
         Office equipment                                          5

     Revenues

     Revenues are recognized on the accrual basis of accounting as products are shipped or ownership is transferred.

     Advertising

     Advertising costs are expensed as incurred.

     Income Taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
             JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998


NOTE 2 - DEVELOPMENT STAGE OPERATIONS

The Company was formed July 15, 1996. Operations through December 31, 1998 consisted principally of the acquisition of breeder flocks and the development of the ranch and processing facilities. Significant portions of the Company's assets and operating expenses were financed through the issuance of shares of common stock, and were valued at management's estimation of the fair value of the goods or services received. The Company intends to commence operations in 1999 and will no longer be in the development stage.


NOTE 3 - INVENTORY AND BREEDING FLOCKS

Inventory and breeding flocks consisted of the following at December 31, 1998:

--------------------------------------------------------------------------------
                                                                        Carrying
                                                        Number           Value
--------------------------------------------------------------------------------

Breeders                                                  396           $237,600
                                                                        ========

Yearlings                                                 240           $ 48,000
Chicks                                                     15               --
Processed products                                        N/A             17,723
                                                                        --------

                                                                        $ 65,723
                                                                        ========

NOTE 4- LONG-TERM DEBT

Long-term debt at December 31 consist of the following:

Mortgage note payable to bank, interest at 8.5%, due $1,107
monthly including interest through September, 2003 when the
remaining balance is due; secured by Company real estate and
trailer in Crestview, Florida                                   $    125,605

Note payable to Chrysler Financial Company, interest at
10.75%, due $640 monthly including interest through January,
2004; secured by a truck                                              29,593

Note payable to S&P Financial Services, Inc., due $1,544
monthly including interest through January, 2000; secured by
equipment                                                             15,900

Note payable to Associates Commercial Corporation, interest
at 10%, due $527 monthly including interest through July,
2000; secured by equipment                                             8,810
                                                                ------------

                                                                     179,908
Less current maturities                                               27,248
                                                                ------------

                                                                $    152,660
                                                                ============

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
             JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998


NOTE 4- LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt for years subsequent to 1998 are as follows:

                 1999                       $    27,248
                 2000                            12,643
                 2001                             8,819
                 2002                             9,745
                 2003                           121,222
                 2004                               231
                                            -----------

                                            $   179,908
                                            ===========

NOTE 5 - COMMON STOCK

Of the total number of common shares issued at December 31, 1998, a total of 3,500,500 shares are restricted as to the ability to resell for periods up to one year from the date of issuance.


NOTE 6 - LEASES

The Company is leasing its Ocala, Florida processing facility under a five year operating lease through July 31, 2003. The lease contains a renewal option for an additional five years. Monthly rentals under this lease are $3,500. Rent expense for 1998 and for the period from inception through December 31, 1998 was $17,500. Future minimum lease payments under this lease are as follows:

                 1999                       $    42,000
                 2000                            42,000
                 2001                            42,000
                 2002                            42,000
                 2003                            24,500


NOTE 7- INCOME TAXES

At December 31, 1998 the Company had approximately $850,000 in net operating loss carryforwards available for Federal and State tax reporting purposes. These carryforwards expire in various years through 2018. Due to the uncertainty of the ultimate realization of any deferred tax assets associated with these available loss carryforwards, management has elected to provide a valuation allowance for those deferred tax asset amounts.


NOTE 8 - RELATED PARTY TRANSACTIONS

Included in Accounts Receivable at December 31, 1998 is $27,704 from related companies. These companies have common ownership with the Company. These receivables originated from advances made by the Company, as well as $6,120 in sales from the Company to two of the related companies.

                             SANDY CREEK CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM
             JULY 15, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998


NOTE 8 - RELATED PARTY TRANSACTIONS (CONTINUED)

Due To Shareholders of $157,661 at December 31, 1998 consists of the following:

                   Due to Les Lerner                 $     1,700
                   Due to Judy King                       40,961
                   Due to John Demoleas                  115,000
                                                     -----------

                                                     $   157,661
                                                     ===========

All of the above amounts have no stated terms or conditions. These amounts were advanced to the Company for operating capital.

Included in Property and equipment at December 31, 1998 is a mobile home on the ranch property which is being used as the personal residence of the Company president.


NOTE 9- YEAR 2000 ISSUE (UNAUDITED)

Like other entities, the Company could be adversely affected if the computer systems used by the Company, its suppliers, or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact noncomputer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, assurances cannot be provided that the Year 2000 issue will not have an impact on the Company's operations.

                             SANDY CREEK CORPORATION
                              FINANCIAL STATEMENTS
                                  JUNE 30, 1999




                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----

ACCOUNTANT'S REPORT                                                    F-19

BALANCE SHEETS                                                      F-20 - F-21

STATEMENTS OF INCOME                                                   F-22

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                          F-23

STATEMENTS OF CASH FLOWS                                               F-24

                               ACCOUNTANT'S REPORT



To the Board of Directors
Sandy Creek Corporation
Crestview, Florida

We have compiled the accompanying balance sheets of Sandy Creek Corporation as of June 30, 1999 and 1998 and the related statements of income and changes in stockholders' equity and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusion about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.



CARR, RIGGS & INGRAM, LLP
Certified Public Accountants

Destin, Florida
July 19, 1999

                             SANDY CREEK CORPORATION
                                 BALANCE SHEETS
                             JUNE 30, 1999 AND 1998

--------------------------------------------------------------------------------
                                                        1999            1998
--------------------------------------------------------------------------------

ASSETS

Current assets
   Cash                                              $    --          $  59,496
   Inventory, at cost                                   73,080          100,808
   Accounts receivable                                  20,019           10,641
                                                     --------------------------

     Total current assets                               93,099          170,945

Property and equipment
   Buildings and ranch improvements                    190,854          113,015
   Furniture and fixtures                                6,806              550
   Vehicles                                             40,590            3,570
   Machinery and equipment                             135,530           48,045
   Breeding flock                                      447,600          538,212
   Office equipment                                      8,978            2,216
   Land                                                 74,100           74,100
                                                     --------------------------

     Total property and equipment                      904,458          779,708

   Accumulated depreciation                            (77,768)         (14,685)
                                                     --------------------------

   Net property and equipment                          826,690          765,023
                                                     --------------------------

     TOTAL ASSETS                                    $ 919,789        $ 935,968
                                                     ==========================



                            See accountant's report.



                                    SANDY CREEK CORPORATION
                                   BALANCE SHEETS (CONTINUED)
                                     JUNE 30, 1999 AND 1998


-------------------------------------------------------------------------------------------------
                                                                           1999          1998
-------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Bank overdraft                                                      $    71,483    $      --
   Accounts payable                                                        105,499          8,066
   Due to related parties                                                  315,830          9,555
   Mortgage payable                                                           --           75,000
   Current portion of long term debt                                        23,724          6,324
                                                                       --------------------------

     Total current liabilities                                             516,536         98,945

Long term liabilities
   Long term debt less current portion                                     147,377          6,852
                                                                       --------------------------

     Total liabilities                                                     663,913        105,797

Stockholders' equity
   Common stock, no par value, 10,000,000 (5,000,000 shares in 1998)
     shares authorized, 6,073,065 shares (4,033,833 shares in 1998)
     issued and outstanding                                              1,858,954        953,144
   Retained deficit                                                     (1,603,078)      (122,973)
                                                                       --------------------------

     Total stockholders' equity                                            255,876        830,171
                                                                       --------------------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $   919,789    $   935,968
                                                                       ==========================



                                    See accountant's report.

                                              F-21

                             SANDY CREEK CORPORATION
                              STATEMENTS OF INCOME
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


--------------------------------------------------------------------------------
                                                          1999          1998
--------------------------------------------------------------------------------

Sales                                                  $  53,608      $    --
Costs of sales                                           (14,500)          --
                                                       ------------------------

Gross profit                                              39,108           --

Selling, general and administrative expenses            (790,682)       (59,632)
                                                       ------------------------

Operating (loss)                                        (751,574)       (59,632)

Other income (expense)
   Interest expense                                      (11,172)        (7,740)
                                                       ------------------------

Net loss before income taxes                            (762,746)       (67,372)

Income tax expense (benefit)                                --             --
                                                       ------------------------

Net loss                                               $(762,746)     $ (67,372)
                                                       ========================

Net loss per share                                     $    (.14)     $    (.03)
                                                       ========================




                            See accountant's report.

                             SANDY CREEK CORPORATION
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     SIX MONTHS ENDED JUNE 30, 1999 AND 1998


--------------------------------------------------------------------------------
                                             Common Stock            Accumulated
                                         Shares         Amount         Deficit
--------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997                250,000    $   412,053    $   (55,601)

Common stock issued for cash,
 assets and services                    3,783,833        541,091           --

Net loss                                     --             --          (67,372)
                                        ---------------------------------------

BALANCE, JUNE 30, 1998                  4,033,833    $   953,144    $  (122,973)
                                        =======================================



BALANCE, DECEMBER 31, 1998              4,962,465    $ 1,094,332    $  (840,332)

Common stock issued for cash,
 assets and services                    1,110,600        764,622           --

Net loss                                     --             --         (762,746)
                                        ---------------------------------------

BALANCE,  JUNE 30, 1999                 6,073,065    $ 1,858,954    $(1,603,078)
                                        =======================================





                            See accountant's report.



                               SANDY CREEK CORPORATION
                              STATEMENTS OF CASH FLOWS
                               JUNE 30, 1999 AND 1998


------------------------------------------------------------------------------------
                                                                 1999         1998
------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                      $(762,746)   $ (67,372)
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
   Depreciation                                                  30,926       11,501
   Stock issue for services                                     159,546         --
   Loss on disposal of fixed assets
   (Increase) decrease in:
     Advances to employees                                        1,450           50
     Inventory                                                  106,258       (9,490)
     Accounts receivable                                          8,417       (8,189)
   Increase (decrease) in:
     Accounts payable                                            73,266       (7,279)
                                                              ----------------------

   NET CASH USED BY OPERATING ACTIVITIES                      $(382,883)     (80,779)

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property, plant and equipment                      --        (12,141)

CASH FLOWS FROM FINANCING ACTIVITIES
   Common stock issued                                          229,376      197,091
   Borrowings                                                      --         75,000
   Repayments of long-term debt                                  (8,807)    (111,824)
   Advances from (paid to) related parties                      158,169      (10,435)
                                                              ----------------------

     NET CASH PROVIDED BY FINANCING ACTIVITIES                  378,738      149,832
                                                              ----------------------

NET INCREASE (DECREASE) IN CASH                                  (4,145)      56,912

CASH, BEGINNING OF PERIOD                                         4,145        2,584
                                                              ----------------------

CASH, END OF PERIOD                                           $    --      $  59,496
                                                              ======================

SUPPLEMENTAL DISCLOSURES
   Property and equipment acquired by borrowing under notes
     payable or for stock issue                               $ 375,700    $ 284,000
                                                              ======================

   Interest paid                                              $  11,172    $   7,740
                                                              ======================

                              See accountant's report.

                                        F-24

PART III

ITEM 1           INDEX TO EXHIBITS


Exhibit 1      State of Florida Certified True Copy of Articles of Incorporation
Exhibit 2      Articles of Incorporation
Exhibit 3      Amendment to Articles of Incorporation November 20, 1996
Exhibit 4      Amendment to Articles of Incorporation October 5, 1998
Exhibit 5      Amendment to Articles of Incorporation November 23, 1998
Exhibit 6      Amendment to Articles of Incorporation
Exhibit 7      By-laws of Sandy Creek Corporation
Exhibit 8      Specimen Share Certificate
Exhibit 9      Lease on Ocala Meat Packing facility (no longer effective)

Signature Page







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